Exhibit 99.8

Ming Shing Group Holdings Limited Announces Closing of $8,250,000 Initial Public Offering

Hong Kong, November 25, 2024 – Ming Shing Group Holdings Limited (the “Company” or “Ming Shing”) (NASDAQ: MSW), a Hong Kong based company mainly engaged in wet trades works whose mission it is to become the leading wet trades works service provider in Hong Kong, today announced the closing of its initial public offering (the “Offering”) of 1,500,000 ordinary shares (“Shares”) at a public offering price of $5.50 per Share. The gross proceeds from the Offering, before underwriting discounts and commissions and estimated offering expenses payable by the Company, are approximately $8,250,000. In addition, the Company has granted the underwriters a 45-day option to purchase up to 225,000 additional Shares at the public offering price, less the underwriting discounts.

The Shares began trading on The Nasdaq Capital Market on November 22, 2024 under the ticker symbol “MSW”.

The Company intends to use the net proceeds of the Offering for (i) expanding the Company’s workforce; (ii) repayment of bank borrowings and finance leases; (iii) acquiring additional equipment; (iv) procuring an enterprise resource planning system; and (v) general working capital purposes.

Alexander Capital, L.P. (“Alexander”) acted as the managing underwriter for the Offering and Alexander and Revere Securities LLC (“Revere”), acted as joint book-runners for the Offering. Nauth LPC served as counsel to the Company, and Sullivan & Worcester LLP and VCL Law LLP served as counsel to Alexander and Revere in connection with the Offering.

The Shares described above were offered by the Company pursuant to a registration statement on Form F-1, as amended (File Number: 333-281817), that was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 21, 2024. The Offering was made only by means of a prospectus, forming a part of the effective registration statement. A copy of the final prospectus relating to the Offering may be obtained from obtained from Alexander Capital L.P., 10 Drs James Parker Boulevard #202, Red Bank, New Jersey 07701, Attention: Equity Capital Markets, or by calling (212) 687-5650 or emailing info@alexandercapitallp.com or by logging on to the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. Any offers, solicitations, or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. With a mission to become the leading wet trades works services provider in Hong Kong, the Company strives to provide quality services that comply with its customers’ quality standards, requirements, and specifications. The Company conducts its business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co., Limited mainly focuses on private sector projects. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Ming Shing Group Holdings Limited

Investor Relations Department

Email: ir@ms100.com.hk

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com